Appendix A – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Guarantors and Issuers of Guaranteed Securities

Guarantors and Issuers of Guaranteed Securities
Leidos Holdings, Inc. (“Guarantor”) has fully and unconditionally guaranteed the debt securities of its subsidiary, Leidos, Inc. (“Issuer”), that were issued pursuant to transactions that were registered under the Securities Act of 1933, as amended (collectively, the “Registered Notes”). The following is a list of the Registered Notes guaranteed by Leidos Holdings, Inc.

Senior unsecured Registered Notes:
TBD

Leidos Holdings, Inc. has also fully and unconditionally guaranteed debt securities of Leidos, Inc. that were issued pursuant to transactions that were not registered under the Securities Act of 1933, as amended. The following is a list of unregistered debt securities guaranteed by Leidos Holdings, Inc.

Senior unsecured unregistered debt securities issued by Leidos, Inc.:
TBD

Additionally, Leidos, Inc. has fully and unconditionally guaranteed debt securities of Leidos Holding, Inc. that were issued pursuant to transactions that were not registered under the Securities Act of 1933, as amended. The following is a list of unregistered debt securities guaranteed by Leidos, Inc.

Senior unsecured unregistered debt securities issued by Leidos Holdings, Inc.:
TBD

The following summarized financial information includes the assets, liabilities and results of operations for the Guarantor and Issuer of the Registered Notes described above. Intercompany balances and transactions between the Issuer and Guarantor have been eliminated from the financial information below. Investments in the consolidated subsidiaries of the Issuer and Guarantor that do not guarantee the senior unsecured notes have been excluded from the financial information. Intercompany payables represent amounts due to non-guarantor subsidiaries of the Issuer.
Balance Sheet Information for the Guarantor and Issuer of Registered Notes

December 30, 2022
(in millions)
Total current assets	$
Goodwill
Other long-term assets
Total assets	$

Total current liabilities	$
Long-term debt, net of current portion
Intercompany payables
Other long-term liabilities
Total liabilities	$
Statement of Income Information for the Guarantor and Issuer of Registered Notes

December 30, 2022
(in millions)
Revenues, net	$
Operating income
Net income